UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on remuneration to shareholders

—

Rio de Janeiro, May 05, 2022 – Petróleo Brasileiro S.A. – informs that its Board of Directors, at a meeting held today, approved the payment of a dividend in the amount of R$ 3.715490 per outstanding preferred and common share.

The proposed dividend is in line with the Shareholder Remuneration Policy, which provides that in case of gross debt below US$ 65 billion, Petrobras may distribute to its shareholders 60% of the difference between operating cash flow and acquisitions of fixed and intangible assets (investments). In addition, the Policy also foresees the possibility of paying extraordinary dividends, provided that the financial sustainability of the Company is preserved.

The approval of the proposed dividend is compatible with the company's financial sustainability and is aligned with the commitment of value generation for the society and for the shareholders, as well as with the best practices in the oil and gas industry.

Of the approved amount, (i) R$ 3.138754 per share refers to the anticipation of shareholder remuneration for 2022 and will be declared based on the balance sheet of March 31, 2022; and (ii) R$ 0.576736 per share will be paid out of profit retention reserves on the balance sheet for fiscal year 2021.

The dividends will be paid in two equal installments in June and July, as follows:

Amount to be paid: R$ 3.715490 per common and preferred share outstanding, whereby:

(i) the first installment, in the amount of R$ 1.857745 per outstanding preferred and common share, will be paid on June 20, 2022.

(ii) the second installment, in the amount of R$ 1.857745 per preferred and common share, will be paid on July 20, 2022.

Record date: May 23, 2022 for holders of Petrobras shares traded on B3 and May 25, 2022 for ADR holders traded on New York Stock Exchange (NYSE). Petrobras shares will be traded ex-dividends on B3 and NYSE as of May 24, 2022.

Payment date: For holders of Petrobras shares traded on B3, first payment will be made on June 20, 2022 and second payment will be made on July 20, 2022. ADR holders will receive payments starting on June 27, 2022 and July 27, 2022, respectively.

Form of distribution: The first installment of payment will be made as follows: (a) dividends, of R$ 1.427568 per outstanding preferred and common share; and (b) interest on equity of R$ 0.430177 per outstanding preferred and common share. The second installment will be paid in full as dividends.

Petrobras' Shareholder Remuneration Policy can be accessed on the company's website (https://www.investidorpetrobras.com.br/en/).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer